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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 AMENDMENT NO. 6

                    Under the Securities Exchange Act of 1934

                           MONARCH DENTAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  609044 10 2
                                  ------------
                                 (CUSIP Number)

                                 Bruce Galloway
                          1325 Avenue of the Americas
                                   26th Floor
                               New York, NY 10019
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                  August 29, 2002
      ---------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

                                  SCHEDULE 13D

CUSIP  No.  609044 10 2                                        Page 2 of 8 Pages


1.    NAME  OF  REPORTING  PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Bruce Galloway (for and on behalf of accounts over which he has control)

2.    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*  (a)  [ ]
                                                                  (b)  [X]

3.    SEC  USE  ONLY

4.    SOURCE OF FUNDS*
      PF

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                              [  ]

6.    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION:
      United States


NUMBER OF        7.  SOLE VOTING POWER           139,399
SHARES           8.  SHARED  VOTING  POWER
BENEFICIALLY     9.  SOLE  DISPOSITIVE  POWER    139,399
OWNED BY EACH   10.  SHARED DISPOSITIVE POWER
REPORTING
PERSON  WITH

11.   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      139,399

12.   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)
      EXCLUDES  CERTAIN  SHARES*                  [  ]
+
13.   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      6.4%

14.   TYPE  OF  REPORTING  PERSON
      IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT *

                                                               Page 3 of 8 Pages

Item  1.    Security  and  Issuer.
            ----------------------

     This statement relates to the common stock, par value $.01 per share ("Common Stock") of Monarch Dental Corporation (the "Issuer"). The address of the Issuer's principal executive office is Tollway Plaza II, 15950 North Dallas Parkway, Suite 825, Dallas, Texas 75248.

Item  2.    Identity  and  Background.
            --------------------------

     (a)-(c), (f) This statement is being filed by Bruce Galloway, a citizen of the United States. Mr. Galloway is a managing director of Burnham Securities, an investment management firm. Mr. Galloway through Burnham Securities holds the Common Stock of the Issuer in various accounts under his management and control. The principal business address for Mr. Galloway is 1325 Avenue of the Americas, 26th floor, New York, New York 10019.
(d)(e) During the last five years, Mr. Galloway has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item  3.    Source  and  Amount  of  Funds  or  Other  Consideration.
            ---------------------------------------------------------

     Not  applicable.

Item  4.    Purpose  of  Transaction.
            -------------------------

     On August 29, 2002, Mr. Galloway delivered a letter to the Issuer, which letter is attached hereto as Exhibit 1 and is incorporated herein in its entirety. Furthermore, Mr. Galloway will continue to monitor developments at the Issuer on a continuing basis and communicate with members of management and the Board of Directors of the Issuer, other shareholders or potential shareholders of the Issuer and lenders or potential lenders of the Issuer, concerning matters related to the Issuer.

     In addition, an informal arrangement may be deemed to exist between the Reporting Person and Fred Knoll. Mr. Knoll, as the principal of Knoll Capital Management LP, is the investment manager for Europa International, Inc. ("Europa"). As of August 29, 2002, Mr. Knoll, for and on behalf of Europa, has purchased an aggregate of 274,500 shares of the Issuer's Common Stock, representing approximately 12.62% of the total class. Although there is no agreement between Messrs. Knoll and Galloway relating to the Issuer's securities, including any agreement with respect to the holding, disposing or voting of such securities, Mr. Knoll, together with Mr. Galloway, may seek to have discussions with management or the Issuer's lenders regarding the transactions enumerated above and Messrs. Knoll and Galloway may determine to correlate their activities with respect to their investment in the Issuer.

                                                               Page 4 of 8 Pages

Item  5.    Interest  in  Securities  of  the  Issuer.
            ------------------------------------------

(a) As of the date of this filing, Mr. Galloway is the beneficial owner of an aggregate of 139,399 shares of Common Stock, representing approximately 6.4% of the total class. The number and percentage of shares does not include, and Mr. Galloway disclaims beneficial ownership of, the 8,500 shares of Common Stock owned by Mr. Galloway's parents.

(b) Mr. Galloway has the sole power to vote or direct the vote and dispose or direct the disposition of 139,399 shares of Common Stock.

(c)  Not  applicable.

(d)  Not  applicable.

(e)  Not  applicable.


Item 6. Contracts Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
            --------------------------------------------------------------
None.

Item  7.    Material  to  be  Filed  as  Exhibits.
            --------------------------------------

Exhibit  1.  Letter  to  the  Issuer,  dated  August  29,  2002.

                                                               Page 5 of 8 Pages
                                   SIGNATURES
                                   ----------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September  9,  2002


                                                /s/  Bruce  Galloway
                                                --------------------------------
                                                Bruce  Galloway,  individually

                                                               Page 6 of 8 Pages


                                                                       EXHIBIT 1

                        GALLOWAY CAPITAL MANAGEMENT, LLC

                      1325 AVENUE OF THE AMERICAS, 26TH FL

                               NEW YORK, NY 10019


                                  CONFIDENTIAL


                                August 29, 2002



BY  FACSIMILE

Allan  S.  Huston
Chairman  of  Special  Committee
Monarch  Dental,  Inc.
Tollway  Plaza  II
15950  N.  Dallas  Parkway,  Suite  825
Dallas,  TX  75248

Dear  Allan:

Upon further thought and discussions with peers and industry professionals, I am enthusiastic about the prospect of Monarch Dental and Castle Dental merging their operations. Henceforth, my proposal to the Special Committee is as follows:

1. Castle Dental and Monarch Dental merge operations. Jim Usdan and his investors control a majority stake in his company so he can get quick approval. I believe our shareholders will approve it quickly in that we can identify large blocks in certain hands.

2.     Jim  Usdan and his team take control of the operations of Monarch Dental.

3. Approximately $20 million of new cash goes into the company -- $5 million in the form of new equity and $15 million in sub-debt.

4. Castle's bank group reduces their balance from $45 million to $35 million and receives 640,000 low-priced warrants in the new entity. The company issues 760,000 shares of new stock to Castle shareholders and 1.26 million share to the new equity investors. This is $5 million of convertible equity at $4.20.

5. $15 million mezzanine debt will yield 12% and will have a 290,000 warrant position in order to bring the IRR up to 24%.

6. 920,000 shares are assigned and registered for management and fees in the above transaction.

7. Bank of America N.A. Group consolidates debt of $61 million from Monarch Dental and $35 million from Castle and receives $15 million of the raise. The remainder of the $20 million, less fees, goes into working capital for the combined companies. Thus the debt level held by the senior bank group will be $82 million and we will get a five-year term loan at prime + 1%.

8. Initially, we have identified a least $5 million in savings and synergies by combining the two companies but that number may be higher upon further study.

The  enclosed  pro-formas  show,  that  with  Monarch earning at a rate of $16.7

                                                               Page 7 of 8 Pages

million and Castle at $8 million, we can expect combined EBITDA to be close to $30 million, which would give the banks and the sub-debt holders a large degree of comfort. In our projections, we are looking for a 5% revenue growth and EBITDA margin of 13.7% by 2004. At a 15 P/E, we can imply a $36 stock price, which would be a terrific win for all the players involved. At 20 X the stock could approach $45.

The formal proposal will be finished by next week to provide more definitive terms, conditions and commitments.

Please find enclosed the complete model depicting the above with a letter from Castle's CEO confirming that company's intent to merge with Monarch. Please be aware for confidentiality purposes, Project Crown refers to the two companies as Maverick and Comet. Due to many people being out this week, we cannot firm up the terms, conditions and commitments but will work diligently next week to provide that to you. In the meantime, enjoy the Labor Day Weekend, and I look forward to speaking with you next week. I am available to discuss this with you and can be reached at (212) 603-7590.

                                         Very  truly  yours,

                                         /s/Bruce  Galloway

                                         Bruce  Galloway
                                         Managing  Member


Enclosures

cc:     Patrick  Heinrick
        Barger  Tygart

                                                               Page 8 of 8 Pages

                           [CASTLE DENTAL LETTERHEAD]
                                 August 30, 2002
Mr.  Bruce  Galloway
Galloway  Capital  Management
1325  Avenue  of  the  Americas,  26th  Floor
New  York,  New  York  10019

You have informed us of Galloway Capital Management's ("Galloway") intention to submit a proposal to the Special Committee of Monarch Dental Corporation ("Monarch") wherein you will formalize a plan to be adopted by the Board of Monarch. You have also informed us that, in your opinion you believe that a combination of Monarch with Castle Dental Centers, Inc. ("Castle") would serve as a strong foundation for the plan to be proposed by Galloway.

We concur that a combination of Monarch and Castle would make strong strategic sense and would ensure the best possible outcome for both companies. We feel that there are numerous profit-enhancing and cost-saving synergies that could be immediately implemented. We believe that together both companies could and would become stronger in certain markets. And, we are of the opinion that, as one, there would be compelling reasons for current and prospective creditors to look more favorably at the combined financial condition than they presently perceive Monarch and Castle, individually. In sum, more value can be created for the shareholders of both companies combined then as stand-alone entities.

As you know, Castle has not, as yet, become party to Monarch's Confidentiality Agreement. We are now prepared to do so, in accordance with recent discussions we have held with representatives of Monarch. Subject to our prompt and satisfactory review and analysis of data and information provided by Monarch and the subsequent approval by Castle's Board of terms and conditions of a proposed transaction of the two companies, we would be willing to enter into a transaction combining Castle with Monarch.

We hereby authorize permission for you to include Castle's name in your proposal to Monarch's Special Committee.

                                    Very  truly  yours,

                                    /s/Jim  Usdan

                                    James  M.  Usdan,  CEO